UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
Potash Corporation of Saskatchewan Inc.
(Name of Subject Company)
Potash Corporation of Saskatchewan Inc.
(Name of Persons Filing Statement)
Common Shares, no par value
(Title of Class of Securities)
73755L107
(CUSIP Number of Class of Securities)
William J. Doyle
Potash Corporation of Saskatchewan Inc.
122 – 1st Avenue South, Suite 500
Saskatoon, Saskatchewan, Canada S7K 7G3
(306) 933-8500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Persons Filing Statement)
Copies to:

Robert A. Profusek	William Braithwaite
Philip S. Stamatakos	Stikeman Elliott
Jones Day	5300 Commerce Court West
222 East 41st Street	199 Bay Street
New York, New York 10017	Toronto, Ontario, Canada M5L 1B9
(212) 326-3939	(416) 869-5500
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Exhibit No.	Description
99.1	Statement, dated August 20, 2010, issued by Potash Corporation of Saskatchewan Inc.

99.2	Letter to employees of Potash Corporation of Saskatchewan Inc.